John Hunt
Direct Line: (617) 439-2194
Fax: (617) 310-9194
E-mail: jhunt@nutter.com

August 2, 2013
0111884-00002

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention:  Anu Dubey

Re:	Pear Tree Funds Post-Effective Amendment No. 52 to Registration Statement on Form N-1A
Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds (the “Registrant”), a Massachusetts business trust and an investment company registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On July 11, 2013, you provided us with certain oral comments of the Staff of the Division of Investment Management to Post-Effective Amendment No. 50 (“Amendment No. 50”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).  In this letter, we are responding to those comments on behalf of the Registrant.

The Registrant had filed Amendment No. 50 under Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), to amend the description of the investment strategy for Pear Tree PanAgora Dynamic Emerging Markets Fund (“Emerging Markets Fund”), and to make further amendments to the Registration Statement.  On July 31, 2013, the Registrant filed Post-Effective Amendment No. 52 (“Amendment No. 52”) to its Registration Statement under Rule 485(b) under the Securities Act with an effective date of August 1, 2013.  Amendment No. 52, among other things, reflected certain changes to the Registration Statement as discussed with John Ganley in your absence, brings up to date the financial statements of each separate series of the Registrant (collectively, the “Funds”) under Section 10(a)(3) of the Securities Act, incorporates the prospectus and statement of additional information of Pear Tree PanAgora Risk Parity Emerging Markets Fund, one of the Funds, and makes certain non-material changes to the Funds’ prospectus and statement of additional information.  On August 1, 2013, the Registrant filed a definitive prospectus under Rule 497 under the Securities Act (the “Amended Prospectus”), which includes one additional change in response to a Staff comment.

For your convenience, each Staff comment is presented below in italics, with the Registrant’s response immediately following in regular type.

A.           Comments to the Statutory Prospectus

1. In the first sentence in “Summary Information About Pear Tree Funds—Pear Tree Columbia Small Cap Fund—Principal Investment Strategies,” clarify the types of stocks in which Pear Tree Columbia Small Cap Fund (“Small Cap Fund”) invests.

For each Fund, the Registrant has changed in the summary section and in the section responding to Item 9 of Form N-1A (“Item 9 Information”) such that, with respect to at least 80 percent of a Fund’s assets, the Fund is investing in “equity securities.”  Each Fund’s summary section and Item 9 Information currently discloses the principal types of securities in which the Fund invests.  For example, the summary section relating to Small Cap Fund states “[w]hile most assets are typically invested in U.S. common stocks, Small Cap Fund may invest in American Depositary Receipts, or ADRs, and other foreign stocks traded on U.S. exchanges in keeping with Small Cap Fund’s objectives.”

2. In the same paragraph as above, add “at the time of its most recent rebalancing” after the “Russell 2000 Index” and delete the word “currently” in the parenthetical.

The Registrant has made this change as requested.

3. In the final paragraph in “Summary Information About Pear Tree Funds—Pear Tree Columbia Small Cap Fund—Principal Investment Strategies,” remove the sentence “Small Cap Fund may lend its securities” if this is not in fact a principal investment strategy.

Lending securities is a principal investment strategy of Small Cap Fund.

4. In the same paragraph as above, move the second and final sentence beginning “Small Cap Fund also may take temporary defensive positions” to the section containing Item 9 disclosure.

Item 4(a) of Form N-1A requires a registrant to summarize how a fund intends to achieve its objective “[b]ased on the information given in response to Item 9(b) . . . .”  Approximately two years ago, the Staff provided a comment to the Registrant based on an interpretation of Item 4(a) that if a fund were to describe a strategy in response to Item 9(b), it must provide a summary description of the strategy in response to Item 4(a).  At that time, the Registrant amended its Registration Statement to revise the Funds’ prospectus accordingly.  The Registrant asks that if the Staff now intends to revise its previous interpretation of Item 4(a), that the Staff provide formal guidance on the matter.

5. For all Funds, in “Summary Information About Pear Tree Funds—[Name of Fund]—Average Annual Total Returns for the periods ended December 31, 2012,” add the Item 4 parenthetical in reference to the appropriate index.

The Registrant has made this change as requested.

6. For all Funds, in “Summary Information About Pear Tree Funds—[Name of the Fund]—Tax Information,” add “upon withdrawal” after “taxed” in the second and final sentence of that section.

The Registrant has made this change as requested.

7. In reference to the footnote to “Summary Information About Pear Tree Funds—Pear Tree Quality Fund—Annual Fund Operating Expenses,” please confirm in this letter that you will file the waiver as an exhibit to the Registration Statement.

The Registrant filed a copy of the waiver with Amendment No. 52.

8. In reference to the same footnote as above, if Pear Tree Advisors, Inc. (the “Manager”) has the ability to recoup waived expenses, please disclose this in the footnote.

In accordance with the terms of the waiver, the Manager does not have the ability to recoup waived expenses.

9. In the same footnote as above, disclose who can terminate the fee waiver agreement and under what circumstances.

The Registrant has made this change as requested.

10. In “Summary Information About Pear Tree Funds—Pear Tree Quality Fund—Principal Investment Strategies,” disclose the meaning of “Quality Fund” (e.g., whether this denotes investing in blue chips, etc.).

The Registrant has added the underlined portion to the following sentence: “To manage [Pear Tree] Quality Fund’s portfolio, [Pear Tree] Quality Fund’s investment manager, in consultation with its subadviser, periodically selects what it believes is a well-managed mutual fund . . . .”  The Registrant also has added the following sentence to the end of that paragraph, which is consistent with its Item 9 Information: “Among the criteria used to select the target portfolio are the limited availability of the target portfolio to retail investors and the target portfolio’s historical performance.”

11. In the second paragraph to the same section as above, disclose the name of the target portfolio and its investment strategies and risks.

The Registrant believes that it is not in the best interests of Pear Tree Quality Fund (“Quality Fund”), the target fund or their shareholders to identify the target portfolio in Quality Fund’s prospectus.  The Registrant, however, acknowledges the Staff’s position that if over time Quality Fund were to maintain the same target portfolio, and if the target portfolio were to remain as the only target portfolio of Quality Fund, disclosure of the identity of the target portfolio in Quality Fund’s prospectus may be appropriate.

12. Please confirm in this letter that for all Funds, derivatives, as mentioned in the third paragraph to “Summary Information About Pear Tree Funds – [Name of the Fund] – Principal Investment Strategy,” are not valued based on the notional amount if they are part of the “80 percent” bucket.

The Registrant confirms that for all Funds, derivatives, as mentioned in the third paragraph of that section, are not valued based on the notional amount if they are part of the “80 percent” bucket.

13. In “Summary Information About Pear Tree Funds—Pear Tree Quality Fund—Principal Investment Risks,” add a small cap risks paragraph.

While the Registrant acknowledges that Quality Fund may invest more than five percent of its net assets in small cap securities, the Registrant does not believe that the risk of investing in small cap securities is a principal risk of Quality Fund.

14. In the paragraph entitled “Difficulty in Comparing Fund Performance with Target Portfolio Performance” in the same section as above, add a sentence stating “Therefore, Quality Fund may buy stocks at the same time that the target portfolio is selling them” after the second sentence.

The Registrant has made this change substantially as requested.

15. Given the “Sector” risk discussion contained in the same section as above, the principal investment strategies should be revised to reflect the strategy of investing in specific industry sectors.

The Registrant has not made the change as requested.  From time to time, Quality Fund may invest more than 25 percent of its assets in a specific industry sector, however, it does not have a principal strategy of investing in specific industry sectors.

16. In “Summary Information About Pear Tree Funds—Pear Tree Quality Fund—Performance,” there is a sentence stating “On January 27, 2011, Quality Fund changed its name to Quant Quality Fund.” Please indicate when the name was changed back to Quality Fund.

The Registrant has clarified the disclosure substantially as requested.

17. Explain in this letter why “Acquired Fund Fees and Expenses” percentage is “<0.01%” in “Summary Information About Pear Tree Funds—Pear Tree PanAgora Dynamic Emerging Markets Fund—Annual Fund Operating Expenses.”

The Registrant has corrected this disclosure.

18. The risks regarding “Growth and Value Stock Investing” and “Sector” found in “Summary Information About Pear Tree Funds—Pear Tree PanAgora Dynamic Emerging Markets Fund—Principal Investment Risks,” should also be reflected as strategies in “Principal Investment Strategies.”

The Registrant has not made the change as requested.  Although Emerging Markets Fund may be exposed to the risks of investing in growth and value stocks, as well as the risks of investments concentrated in specific sectors, it does not have a principal strategy of investing in growth or value stocks or specific industry sectors.

19. If Pear Tree Polaris Foreign Value Fund (“Foreign Value Fund”) or Pear Tree Polaris Foreign Value Small Cap Fund (“Foreign Value Small Cap Fund”) also invests in emerging markets countries, state so in “Summary Information About Pear Tree Funds—[Name of Fund]—Principal Investment Strategies,” and add a corresponding risk to the “Principal Investment Risks” section. If not, please state so in this letter.

That section currently includes the following principal risk: “[Foreign Value Fund’s/Foreign Value Small Cap Fund’s] investments in foreign securities (including ADRs) may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.  These risks are especially acute for emerging markets securities.” (Italics added.)

20. The “Sector” risk found in “Summary Information About Pear Tree Funds—Pear Tree Polaris Foreign Value Fund—Principal Investment Risks,” should also be reflected in “Principal Investment Strategies.”

The Registrant has not made the change as requested.  From time to time, Foreign Value Fund may invest more than 25 percent of its assets in a specific industry sector, however, it does not have a principal strategy of investing in specific industry sectors.

21. If Foreign Value Fund invests in emerging markets, a different index should be used in the same table as above. If not, please state so in this letter.

The Registrant believes that the MSCI EAFE index is an appropriate index to use as a benchmark for Foreign Value Fund in light of Foreign Value Fund’s portfolio holdings over the long term.

22. In “Summary Information About Pear Tree Funds—Pear Tree Polaris Foreign Value Fund—Management,” disclose if the investment team is jointly and primarily responsible for the portfolio management or if there is one lead portfolio manager.

The Registrant notes that Item 5(b) of Form N-1A requires a fund to disclose only the names of the fund’s portfolio managers, as well as their titles and length of service in managing the fund.  Item 10(a)(2) of Form N-1A, in contrast, requires a fund that has identified more than one portfolio manager in response to Item 5(b) to disclose in response to Item 10 the role of each portfolio manager, such as whether a named portfolio manager is the lead portfolio manager.  The Registrant’s disclosure with respect to all Funds in response to Items 5(b) and 10(a)(2) is consistent with those requirements.

23. In “Summary Information About Pear Tree Funds—Pear Tree Polaris Foreign Value Small Cap Fund—Principal Investment Strategies,” add the words “small cap” in front of “foreign markets issuers” at the end of the first sentence in the first paragraph.

The Registrant has made this change as requested.

24. If Foreign Value Small Cap Fund invests in emerging markets, a different index should be used. If not, please state so in this letter.

The Registrant has changed its benchmark for Foreign Value Small Cap Fund to the MSCI ACWI (ex USA small caps).

25. For all Funds, in “Additional Information about Investment Objectives, Strategies and Risks—[Name of Fund]—Investment Objective,” state whether the Fund gives notice to shareholders when it changes its investment objective and, if so, how much notice is given.

The Registrant has made this change as requested.

26. In “Additional Information about Investment Objectives, Strategies and Risks—Changes in Policies,” delete the word “materially.”

The Registrant has made this change as requested.

27. In “Management of Pear Tree Funds—Management and Advisory Fees,” the second paragraph should reference an already existing semi-annual report, not a future report.

The Registrant has made this change as requested.

B.           Comments to the Statement of Additional Information

28. In “Investment Policies, Risks and Restrictions—Alternative Strategies,” clarify that the Fund is taking temporary defensive positions when it uses alternative strategies.

The Registrant has made this change as requested.

29. In each of “Investment Restrictions of the Pear Tree Funds—Pear Tree Quality Fund and Pear Tree Polaris Foreign Value Small Cap Fund,” items 3 and 7, “Investment Restrictions of the Pear Tree Funds—Pear Tree Columbia Small Cap Fund and Pear Tree Polaris Foreign Value Fund,” item 14, and “Investment Restrictions of the Pear Tree Funds—Pear Tree PanAgora Dynamic Emerging Markets Fund,” item 12, replace the word “invest” with “purchase or sell.”

The Registrant has not made the change as requested.  The Registrant notes that it may not change any of those investment restrictions without the approval of the shareholders of the affected Funds.  The Registrant has, however, added the following sentence to the end of that section: “‘Invest,’ as used in the investment restrictions above, means to purchase or otherwise acquire a financial instrument, or to sell or otherwise dispose of a financial instrument.”

C.           Accounting Comments

30. The Registrant’s financial statements indicate that the following Funds have significant investments in specific sectors.  Explain why these significant investments are not discussed in the Funds’ prospectus with the description of the Funds’ principal investment strategies and principal investment risks: (a) Small Cap Fund—Financials (25.7%); (b) Quality Fund—Information Technology (31.5%), Consumer Staples (27.8%) and Healthcare (25.8%); and (c)  Emerging Markets Fund—Financials (25.5%).

Although each Fund may be exposed to the risks of investments concentrated in specific sectors, it does not have a principal strategy of investing in specific industry sectors.

31. In the Fund’s annual reports, in the table in “Management’s Discussion of Fund Performance” that is included in response to Item 27(b)(7)(ii)(B) of Form N-1A, include the statement required in the last sentence of Item 27(b)(7)(ii)(B).

The Registrant will include the statement required by Item 27(b)(7)(ii)(B) in future annual reports of the Funds.

32. The Registrant’s financial statements indicate that Small Cap Fund invested in “business development companies” during the period ended March 31, 2013.  Please confirm that Small Cap Fund’s percentage shares of the expenses of those holdings are reflected as “Acquired Fund Fees and Expenses,” in conformity to Item 3, Instruction 3(f).  Also, confirm that the Registrant’s response to Item 3 in prior amendments to the Registration Statement should not have included any disclosure related to “Acquired Fund Fees and Expenses.”

The Registrant made the change as requested, and the change is reflected in the Amended Prospectus.  The Registrant believes that its responses to Item 3, Instruction 3(f) with respect to Small Cap Fund have been in conformity with that instruction since that instruction has been a part of Form N-1A.

33. For each Fund, the fee tables presented in response to Item 3 appear to be based on the Fund’s financial highlights for the year ended March 31, 2012.  If so, please update the fee tables based on the Fund’s financial highlights for the year ended March 31, 2013.

The Registrant has made this change as requested.

34. Each Fund’s Summary Prospectus under Rule 498 under the Securities Act should include a hyperlink that conforms to Rule 498(b)(v)(A), that is, a link that takes the user directly to a copy of the Summary Prospectus.  The current link takes the user to the Registrant’s homepage website.

The Registrant has made this change as requested.

*      *     *

Please call Caitlin Urbach at (617) 439-2967 or me at (617) 439-2194 if you have any question relating to the Registration Statement or this letter.

Very truly yours,

 /s/John Hunt

JH:hex
Cc:           Kelly J. Lavari
Caitlin C. Urbach

2211158.3

Nutter McClennen & Fish LLP  ■  Attorneys at Law

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